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                             August 26, 2021

       Gerard G. Law
       Chief Executive Officer
       Project Clean, Inc.
       3 Executive Campus, Suite 155
       Cherry Hill, NJ 08002

                                                        Re: Project Clean, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 30,
2021
                                                            File No. 377-05272

       Dear Mr. Law:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. Please provide us supplemental copies of all written communications as defined in Rule
                                                        405 under the
Securities Act that you or anyone authorized to do so on your behalf have presented or expect to
present to potential investors in reliance on Section 5(d) of the
                                                        Securities Act, whether
or not you retained or intend to retain copies of these
                                                        communications. Please
contact legal staff associated with the review of this filing to discuss how to submit
the materials, if any, to us for review.
   2. The discussion of the Tax Receivable Agreement and the redirection of cash flows to the pre-IPO owners should
be enhanced and given more prominence in your prospectus.
                                                        Please include the
discussion of the TRA as a principal topic in the prospectus summary
 Gerard G. Law
FirstName  LastNameGerard  G. Law
Project Clean, Inc.
Comapany
August  26, NameProject
            2021        Clean, Inc.
August
Page 2 26, 2021 Page 2
FirstName LastName
         so that readers do not have to search for key information about significant financial arrangements that will materially impact the company's liquidity. Please ensure that your revised disclosure states clearly that you expect the payments to be substantial and that the arrangement will reduce the cash provided by the tax savings that would otherwise have been available to you for other uses. Because the arrangement could be considered a windfall for the pre-IPO owners, your disclosure at the top of the prospectus should adequately address the fact that the agreement confers significant economic benefits to the
         TRA Participants and redirects cash flows to them at the expense of the rest of your shareholders. We would expect to see a detailed discussion of the TRA well before the
         Risk Factor Summary currently found on page 6.
Prospectus Summary, page 1

3. We note your disclosure that you commissioned a report by SPINS. Please file the written consent of the third-party as an exhibit to the registration statement or explain to us why you do not believe you are required to do so. Please refer to Rule 436 of the Securities
         Act.
Summary of the Reorganization, page 7

4. We note your disclosure in the last paragraph on page 9 that RGF, Inc. will consolidate
         RGF, LLC under the variable interest entity consolidation model. Please tell us in sufficient detail how RGF, LLC qualifies as a variable interest entity under ASC 810-10-
         15-14. In addition, since you have determined that RGF, Inc. is the primary beneficiary, please disclose and tell us how you will consolidate and recognize the assets and liabilities of RGF, LLC and the non-controlling interests in your audited financial statements. In this regard, describe whether you will account for this as a transaction between entities under common control or under the purchase method of accounting. We refer you to ASC
         810-10-30-1 through 30-4. Additionally, discuss your method of consolidation in the unaudited pro forma combined financial data section of your prospectus.
Capitalization, page 58

5. Given the number of transactions involved with your Reorganization and Offering, including the automatic conversion of all outstanding convertible promissory notes held by certain lenders into shares of Class A common stock, please include separate footnotes to the table indicating how you arrived at the pro forma and pro forma as adjusted amounts for the Class A and Class B common stock. Also describe in a footnote how the pro forma and pro forma as adjusted amounts were determined for the line items, non-
         controlling interest and redeemable convertible non-controlling interest were determined.

6. Further, please revise or tell us why the components in your Members' equity (deficit)
         section on an actual basis does not reflect the equity components of your December 31,
         2020 audited historical balance sheet included in the filing. In this regard, we note the
 Gerard G. Law
Project Clean, Inc.
August 26, 2021
Page 3
         historical balance sheet has a Members' deficit section comprising Common units, Series
         A preferred units and Series Seed preferred units. To the extent your June 30, 2021 unaudited interim balance sheet, to be included in an amended filing, continues to include these historical components, please expand the Capitalization table accordingly to also include these components on an actual basis. Provide footnote disclosure of the necessary pro forma adjustments, and clarify accordingly that these individual historical components will be reclassified into Class A Units and Class B Units of RGF, LLC pursuant to the
         Reorganization.

Unaudited Pro Forma Combined Financial Data, page 61

7. Refer to your paragraph disclosures regarding the Tax Receivable Agreement ("TRA") in the introductory section on page 62. Please prominently disclose, consistent with your disclosures of the Tax Receivable Agreement under Certain Relationships and Related-
         Party Transactions beginning on page 128, that you expect that the payments that you may be required to make to the Members could be substantial. Please also expand to briefly describe for investors how you will account for the TRA upon initial recognition of the obligation, as noted in pro forma adjustment 2(f), and for subsequent changes in the measurement of the obligation based on the factors denoted in the bullet points on page
         129 under Basis Adjustments.

8. Please expand your pro forma balance sheet on page 63 to include the full historical section of members' equity (deficit) as of June 30, 2021, along with a section heading for stockholders' equity (deficit) reflecting your post-offering capital structure. Also, we note from the Capitalization table that you have a line item for Redeemable convertible non-
         controlling interest. Please include this line item in the pro forma balance sheet and provide a discussion as to the nature of the line item, how it was determined and valued, along with a detailed footnote of the pro forma adjustment, or tell us why you believe such disclosure is not required.

9.     Please clarify pro forma adjustment 2(c) regarding the repayment of outstanding
       indebtedness to PPZ and PMC, specifically addressing what outstanding indebtedness owed to PMC this relates, given the February 2021 term loan entered into with PMC to partially fund the acquisition of a co-manufacturing business of your former supplier or the PMC and your apparent use of proceeds from the issuance of the 2021 Notes in May
       2021 to repay the outstanding balance on the PMC Credit Facility. Additionally, reconcile
FirstName LastNameGerard G. Law
       this disclosure with that under Use of Proceeds that you intend to use a portion of the net
Comapany    NameProject
       proceeds   to repay Clean,
                           the PPZInc.
                                    loans without regard to any potentially
outstanding debt with
AugustPMC.
        26, 2021 Page 3
FirstName LastName
 Gerard G. Law
FirstName  LastNameGerard  G. Law
Project Clean, Inc.
Comapany
August  26, NameProject
            2021        Clean, Inc.
August
Page 4 26, 2021 Page 4
FirstName LastName
10. For pro forma adjustment 2(d) regarding the conversion of outstanding convertible promissory notes issued in May 2021, please expand to describe how you will account for the 20% discount to the offering price on the conversion.

11. Refer to pro forma adjustment 2(e). Please expand to disclose herein or in a more prominent location, that profits interest represent units granted to certain of RGF, LLC's executive officers and to other parties, and that prior to the Reorganization the units were not deemed to be equity ownership interests, but rather provided the holder with the right to receive a cash payment representing a certain percentage of your profit or enterprise value for a particular period. Also, disclose that the profits interest units were classified as liability awards and accounted for as performance bonuses. Please disclose the liability amount, if any, as of the most recent balance sheet date, and advise how the converted amount has been reflected in the pro forma adjustments. Reference is made to disclosure on page 118 under the heading Profits Interest Units, and also to page F-15. Also, it appears the ending to the first sentence in footnote 2(e) needs clarification, beginning with
         'and all holders of profits interest units and Members.' Please revise or advise.

12. Refer to pro forma adjustments 2(m) and 2(o) on the pro forma combined statements of operations on pages 64 and 65. Please expand the adjustment explanation footnotes to further distinguish why the adjustment is reflected in both the Transaction Accounting
         Adjustments - Offering, as well as the Transaction Accounting Adjustments -
          Reorganization, columns.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measure, page 81

13.      We note your discussion of the Non-GAAP Financial Measure of Adjusted
EBITDA
         within MD&A precedes the disclosure of your Results of Operations. Please amend to more prominently disclose your GAAP results so that such results precede those of your non-GAAP financial measure. Refer to Question 102.10 of the Division's Non-GAAP
         Financial Measures Compliance & Disclosure Interpretations.
Our Market Opportunity, page 98

14.      We note your use of Compound Annual Growth Rate (CAGR) estimates here
and
         elsewhere, please revise your disclosure to include balancing language stating that there is no guarantee that you will achieve comparable metrics in the future. Gerard G. Law
FirstName  LastNameGerard  G. Law
Project Clean, Inc.
Comapany
August  26, NameProject
            2021        Clean, Inc.
August
Page 5 26, 2021 Page 5
FirstName LastName
        You may contact Beverly Singleton Staff Accountant, at (202) 551-3328 or Mark Rakip,
Accounting Branch Chief, at (202) 551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Perry Hindin, Special Counsel, at (202) 551-3444 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:      Ryan C. Wilkins